DENTSPLY SIRONA Inc.
Conflict Minerals Report
For The Year Ended December 31, 2017

This Conflict Minerals Report (this “Report”) of DENTSPLY SIRONA Inc. (“Dentsply Sirona” or the “Company”) has been prepared for the reporting period from January 1, 2017 to December 31, 2017 pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended. The Rule imposes certain reporting obligations on Securities and Exchange Commission (“SEC”) registrants who manufacture or contract to manufacture products containing Conflict Minerals which are necessary to the functionality or production of their products. “Conflict Minerals” are defined as cassiterite, columbite-tantalite (“coltan”), gold, wolframite, or their derivatives, which are limited to tantalum, tin and tungsten and gold (“3TG”) for the purposes of this assessment. The “Covered Countries” for the purposes of the Rule are the Democratic Republic of the Congo (“DRC”), the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

If a registrant has reason to believe that any of the Conflict Minerals necessary to the functionality or production of their products may have originated in the Covered Countries, or if it is unable to determine the country of origin of those Conflict Minerals, then the registrant must exercise due diligence on the Conflict Minerals’ source and chain of custody and submit a Conflict Minerals Report to the SEC that includes a description of those due diligence measures.

This Report is not audited as the Rule provides that, only if a registrant’s products are “DRC conflict free” for this reporting period, is this Report subject to an independent private sector audit.

RCOI and Due Diligence Framework
Dentsply Sirona undertook due diligence to determine the Conflict Minerals status of the necessary Conflict Minerals used in its products. These due diligence measures were designed to conform with the framework in The Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Guidance), an internationally recognized due diligence framework.

A Reasonable Country of Origin Inquiry (“RCOI”) was executed with all affected suppliers and/or original manufacturers supplying parts and materials for products manufactured by Dentsply Sirona. Dentsply Sirona’s RCOI process was designed to include 100% of parts and materials for which Conflict Minerals are necessary to the functionality or production of their respective products manufactured in 2017.

OECD Step 1: Establish Strong Company Management Systems
Conflict Minerals Policy
Dentsply Sirona is committed to the responsible sourcing of Conflict Minerals and it supports the humanitarian goal of ending violent conflict in the Covered Countries and established a Conflict Minerals Policy Statement, which will be publicly available on Dentsply Sirona’s website.
https://corporate.dentsplysirona.com/content/dam/websites/corporate-website/pdfs/en/Dentsply-Sirona-Business-Partner-Ethical-Action-Policy.pdf

Internal Management System
Dentsply Sirona maintains an internal management system in order to assess the supply chain country of origin inquiries and due diligence process. Dentsply Sirona continues to develop strategies to address risks in its supply chain. This management system includes an internal project team from Dentsply Sirona’s Corporate Procurement team working with Quality Management, Strategic Sourcing and Environmental Management teams aligning with Corporate Legal, Vice President Regulatory and Corporate Compliance.
In addition to Dentsply Sirona’s internal Conflict Minerals team, Dentsply Sirona appointed an external consultant for the 2017 reporting period to manage implementation and progress of due diligence effort. Dentsply Sirona’s internal project team continues to closely work with the external consultants and meet on a regular basis to develop and monitor plans to comply with the reporting requirements of the Rule.
System of Controls and Transparency
Due to the complexity of the Dentsply Sirona supply chain, Dentsply Sirona relies on its first tier suppliers to provide information on the origin of Conflict Minerals potentially present in materials supplied to the Company. Dentsply Sirona established a system of controls and transparency over its supply chains for the 2017 reporting period by implementing a process to request their suppliers to submit information called for by the Rule. Dentsply Sirona has relied on the Conflict-Free Sourcing Initiative (“CFSI”) Conflict Minerals Reporting Template (the “CMRT”) sent to the suppliers to gather information on the chain of custody of the necessary Conflict Minerals potentially included in the Company’s products. The CMRT was developed by the Electronic Industry Citizenship Coalition (“EICC”) and Global e-Sustainability Initiative (“GeSI”), who were the founding members of CFSI.
Engagement with Suppliers
For the 2017 reporting period, Dentsply Sirona communicated with its suppliers setting expectations regarding Conflict Minerals and provided instructions and related information to assist Dentsply Sirona's suppliers in responding to the CMRT. Communications sent to Dentsply Sirona’s suppliers also contained reference links for additional Conflict Minerals guidance from SEC, CFSI and OECD.
Grievance Mechanism
Dentsply Sirona has a grievance mechanism whereby employees and suppliers can report concerns regarding the Company’s business conduct and other matters. Dentsply Sirona is also retaining Conflict Minerals documentation in accordance with its existing corporate retention policy and procedures.
OECD Step 2: Identify and Assess Risk in the Supply Chain
Dentsply Sirona’s RCOI for calendar year 2017 was designed to determine whether the Conflict Minerals necessary to the functionality or production of a product manufactured (or contracted to be manufactured) by the respective companies originated in the Covered Countries. Dentsply Sirona performed a good faith, risk-based, global scoping exercise to identify suppliers that were considered in-scope and subject to the RCOI in the 2017 reporting period attempting to identify smelters and refiners of Conflict Minerals that may be utilized in its products.
Dentsply Sirona elected to utilize, without alteration, the CMRT as well as a survey tool to facilitate its RCOI and due diligence efforts. Dentsply Sirona used the Assent Conflict Minerals database as its survey tool. The gathered information includes the use of gold, tantalum, tungsten and tin and their necessity to product functionality or production, the origin of such minerals, and whether smelters have been validated as compliant in accordance with the CFSI.
For the 2017 calendar year, 476 suppliers of Dentsply Sirona were contacted, notifying them of the upcoming RCOI, the background and aim of the Conflict Minerals Rule, and instructions to complete the template.

Approximately 73% of the suppliers responded on time by submitting a copy of their CMRT and/or declaration and 27% of the suppliers either returned incomplete responses or, despite follow-up efforts, did not provide a response.
Of the complete responses received, most of the suppliers advised that either materials were sourced from CFSI Compliant/Active Supply, or the Covered Countries were not the origin of the Conflict Minerals supplied to Dentsply Sirona.
For the remainder of the responses not received as of April 30, 2017, 7% have been identified as out of scope and 4% have a statement or policy on their website to advise their suppliers to comply with the regulations. For the remaining 17%, Dentsply Sirona continues to follow up with those suppliers as part of on-going due diligence and supplier management processes. These efforts include inquiring of such suppliers whether they provided information on all smelters where the Conflict Minerals originated, whether they performed due diligence procedures for non-certified smelters, and whether they could determine if the Conflict Minerals financed or benefited armed groups in the Covered Countries.
OECD Step 3: Design and Implement a Strategy to Respond to Identified Risks
Dentsply Sirona has established RCOI and due diligence guidelines to be followed if the Company identifies risks that suppliers source Conflict Minerals from the Covered Countries. Once an in-scope supplier identified in its Template response that it might be sourcing Conflict Minerals from the Covered Countries, Dentsply Sirona will implement follow-up procedures to collect more detailed information from the in-scope Supplier.
OECD Step 4: Carry out independent third-party audit of supply chain due diligence
The fourth step in the OECD guidance is to carry out independent third-party audits of supply chain due diligence at identified points in the supply chain. Dentsply Sirona relies on information provided by the CFSI for this step, and uses the CFSI RCOI report to identify the minerals’ country of origin and conflict-free status of smelters.
OECD Step 5: Report Annually on Supply Chain Due Diligence
This Report (and the related Form SD) was filed with the SEC and is available on our website.
Risk Mitigation Measures
Dentsply Sirona expects to take the following steps, among others, to continue the due diligence conducted and further mitigate any risk that the necessary Conflict Minerals in Dentsply Sirona’s products could benefit the armed groups in the DRC or adjoining countries, in addition to current processes and procedures.
Dentsply Sirona will continue efforts with its first-tier suppliers to improve the response rate and the completeness of the surveys. In addition, Dentsply Sirona is improving the effectiveness of the escalation process to enhance the supplier communications and adequacy of responses.
In addition, Dentsply Sirona will continue to include Conflict Minerals compliance in new commercial contracts and written agreements.

Conclusion
As of the nearest practicable date of this report, the Company did not receive information from any of the suppliers contacted that provided a reason to believe that any of the identified products contained Conflict Minerals that are necessary to the functionality or production of the identified products that finance or benefit armed groups in the Democratic Republic of the Congo or an adjoining country.